February 5, 1997




Securities and Exchange Commission
Washington, DC   20549



Ladies and Gentleman:

We were previously principal accountants for Exar Corporation and, under the date of May 2, 1996, we reported on the consolidated financial statements of Exar Corporation and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996. On February 3, 1997 our appointment as principal accountants was terminated. We have read Exar Corporation's statements included under Item 4 of its Form 8-K, dated February 4, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with Exar Corporation's statement that the Company's Board of Directors "approved the dismissal of KPMG Peat Marwick LLP as the registrant's independent accountants."

Very truly yours,